UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

RPM INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	1-14187	02-0642224
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2628 Pearl Road, Medina, Ohio	44256
(Address of principal executive offices)	(Zip code)

Tracy D. Crandall, Vice President, General Counsel, Chief Compliance Officer and Secretary, (330) 273-8806

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2024, filed herewith as Exhibit 1.01 is available at https://www.rpminc.com/media/4733/confminerals.pdf

Item 1.02	Exhibit

See Exhibit 1.01 to the Form SD, incorporated herein by reference.

Section 2—Resource Extraction Issuer Disclosure

Not applicable.

Section 3—Exhibits

Item 3.01	Exhibits

Exhibit 1.01 Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RPM International Inc.
(Registrant)
Date May 22, 2025

	By:	/s/ Tracy D. Crandall
Tracy D. Crandall
Vice President, General Counsel,
Chief Compliance Officer and Secretary